DC

12028521

Act: 1934
Section: 15d
Rule:
Public Availability: 11/14/2012

November 14, 2012

Received SEC

NOV 14 2012

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RadView Software Ltd.
Incoming letter dated October 26, 2012

Based on the facts presented, the Division will not object if RadView Software stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 20-F for the year ended December 31, 2012. In reaching this position, we note that RadView Software has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, RadView Software will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 20-F for the year ended December 31, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Mail Stop 4561

R. Brian Brodrick
Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103-0084

Re: RadView Software Ltd

Dear Mr. Brodrick:

In regard to your letter of October 26, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

PHILLIPS NIZER LLP

666 Fifth Avenue
New York, NY 10103-0084
212.977.9700
Fax 212.262.5152

600 Old Country Road
Garden City, NY 11530-2011
516.229.9400
Fax 516.228.9612

Court Plaza North
25 Main Street
Hackensack, NJ 07601-7015
201.487.3700
Fax 201.646.1764

www.phillipsnizer.com

R. Brian Brodrick
212.841.0700
bbrodrick@phillipsnizer.com

Securities Exchange Act of 1934, Section 12(g); Rule 12g-4
Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

October 26, 2012

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RadView Software Ltd.
(Commission File No. 000-31151)

Ladies and Gentlemen:

We are writing on behalf of RadView Software Ltd, an Israeli corporation (the "Company") to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), of the Company's registration statements on Form S-8 (File Nos. 333-67086, 333-99237, 333-101,321, 333-138,719, 333-153,712 and 333-168,743) during the Company's 2012 fiscal year would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act'), to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's ordinary shares, nominal value NIS 0.01

per share (the "Ordinary Shares") in the fiscal year in which the Company's registration statements became effective (i.e., the fiscal year ended December 31, 2012). We also ask that the Staff confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 under the Exchange Act on or before the due date for the Company's next periodic report, an annual report on Form 20-F for the year ending December 31, 2012, to (a) terminate the registration of the Ordinary Shares under Section 12(g) of the Exchange Act and (b) suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, with the result that the Company would not file an annual report on Form 20-F for the year ending December 31, 2012.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission a Form 15 to terminate the registration of the Ordinary Shares under Section 12(g) of the Exchange Act and suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Background

The Company was incorporated in Israel in 1991 as a private company pursuant to the Israeli Companies Ordinance, 1983, under the name RadView Software Ltd. In August 2000, the Company completed the initial public offering of its Ordinary Shares, and the shares were listed for quotation on the Nasdaq National Market, under the symbol RDVW. Between September 2001 and September 2004, the Ordinary Shares have traded on the Nasdaq SmallCap Market. Since then, the Ordinary Shares have been quoted on the OTC Bulletin Board under the symbol OTC:RDVWF.

Upon completion of the Company's initial public offering of Ordinary Shares in the United States in August 2000, the Company became subject to the reporting obligations pursuant to Section 15(d) of the Exchange Act. The Company had previously filed a Registration Statement on Form 8-A to register the Ordinary shares under Section 12(g) of the Exchange Act in July 2000, which became effective upon the effectiveness of the Company's initial public offering. Upon effectiveness of the Form 8-A, the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and its reporting obligations under Section 15(d) were suspended. The Company intends to file a Form 15 to deregister the Ordinary Shares and terminate its duty to file reports under Section 12(g) of the Exchange Act. The termination of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Absent the relief requested herein, Exchange Act 15(d) would continue to require the Company to continue its Commission reporting obligations until it files its Annual Report on Form 20-F for the fiscal year ending December 31, 2012 since the Company's registration statements on Form S-8 (discussed below) were automatically updated upon the filing of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

The Company's corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha'Ain, 48091, telephone +972-03-915-7060 and its website address is www.radview.com. The Company's U.S. sales office is located at 991 Highway 22 West, Bridgewater, New Jersey, 08807.

The Company develops and markets software for testing the performance, scalability and reliability of internet applications. The Company's software allows companies to accelerate the development and deployment of their web applications and enables the successful implementation of their strategies involving their websites. The Company also provides support and maintenance services to its installed base of customers.

The Company has filed all of its periodic and current reports for its three most recent fiscal years 2009, 2010 and 2011 and for its current fiscal year 2012 through the date of this letter. The Company's fiscal year ends on December 31 of each year.

According to the Company's transfer agent, as of October 1, 2012, the Company had 76,904,662 ordinary shares par value NIS 0.04 (the "Ordinary Shares") outstanding held by 123 record holders.

The Ordinary shares closed at $0.0075 on October 4, 2012. The Ordinary Shares are registered under Section 12(g) of the Exchange Act and constitutes the only class of the Company's securities that is registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act.

As of October 2012, the Company also had outstanding 81,666,668 Preferred A Shares (the "Preferred A Shares") that are convertible into Ordinary Shares on a one-for-one basis. The Preferred A Shares were issued and sold to Fortissimo Capital Fund GP, LP and several other co-investors (the "Investors") in a private placement under Section 4(2) of the Securities Act, during 2006 (the "2006 Financing") and later in 2007. The 2006 Financing included an amount of $750,000 extended by the Investors as a convertible loan (the "Convertible Loan"). The Convertible Loan bears interest at 8% per annum, and is convertible at the election of the Investors, into Preferred A Shares, at a conversion price of $0.03 per Preferred Share. The Preferred A Shares have not been registered under the Exchange Act and continue to be held by the Investors. The Company is not required pursuant to any agreement to submit, provide or file reports under the Exchange Act with the Commission and the Company will not do so on a voluntary basis or otherwise.

Other than as described above, the Company has no other class or type of securities issued and outstanding, other than options to acquire Ordinary Shares as described in greater detail below, and also has no debt other than trade debt incurred in the ordinary course of its business.

Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 20-F for the year ending December 31, 2012, which is April 30, 2013, the Company intends to file a Form 15 with the Commission to (a) deregister the Ordinary Shares under Section 12(g) of the Exchange Act and (b) suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of Ordinary Shares or (b) 500 or more holders of record of Ordinary Shares and the Company's total assets have exceeded $10 million on the last day of any of the Company's three most recent fiscal years, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act, as provided in Rule 12h-3 under the Exchange Act.

Registration Statements

The Company has the following effective registration statements under the Securities Act:

- Form S-8 (File No. 333-67086), filed on August 8, 2001 and immediately effective upon filing. This registration statement registered 5,729,822 Ordinary Shares for issuance under the RadView Software Ltd. Key Employee Share Incentive Plan (1996) and under the RadView Software Ltd. United States Share Incentive Plan (2000).

- Form S-8 (File No. 333-99237), filed on September 6, 2002 and immediately effective upon filing. This registration statement registered 1,500,000 Ordinary Shares for issuance under the RadView Software Ltd. Employee Share Purchase Plan.

- Form S-8 (File No. 333-101321), filed on November 20, 2002 and immediately effective upon filing. This registration statement registered 2,000,000 Ordinary Shares for issuance under the RadView Software Ltd. Key Employee Share Incentive Plan (1996) and under the RadView Software Ltd. United States Share Incentive Plan (2000).

- Form S-8 (File No. 333-138719), filed on November 15, 2006 and immediately effective upon filing. This registration statement registered 5,000,000 Ordinary Shares for issuance under the RadView Software Ltd. Key Employee Share Incentive Plan (1996) and under the RadView Software Ltd. United States Share Incentive Plan (2000).

- Form S-8 (File No. 333-153712), filed on September 29, 2008 and immediately effective upon filing. This registration statement registered 12,427,987 Ordinary Shares for issuance under the RadView Software Ltd. Key Employee Share Incentive Plan (1996).

- Form S-8 (File No. 333-168743), filed on August 11, 2010 and immediately effective upon filing. This registration statement registered 10,499,657 Ordinary Shares for issuance under the RadView Software Ltd. Key Employee Share Incentive Plan (1996).

The S-8 Registration Statements listed above were automatically updated in 2012 under Section 10(a)(3) of the Securities Act in connection with the filing of RadView's Form 20-F for its fiscal year ended December 31, 2011. No Ordinary Shares have been issued under the Share

Incentive Plans in the past five years.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is (a) held of record by less than 300 persons or (b) held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfied the requirements of Rule 12g-4(a) on January 1, 2012 and continues to satisfy those requirements through the date of this letter, the Company is eligible to deregister the Ordinary Shares under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a), without regard to Rule 12b-25 under the Exchange Act, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and, as of January 1, 2012, the Ordinary Shares met the criteria set forth in Rule 12h3(b)(1)(i) in that the Ordinary Shares is held of record by less than 300 persons. As of the date of this letter, the Company continues to satisfy those requirements.

Rule 12h-3(c) under the Exchange Act provides, however, that the suspension of an issuer's duty to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, while none of the Company's registration statements on Form S-8 became effective during the Company's 2012 fiscal year, each of the Company's registration statements on Form S-8 listed above was automatically updated during the Company's 2012 fiscal year under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2011. Accordingly, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) in its current, 2012, fiscal year, despite satisfying Rule 12h-3(a) and (b), because the Company's registration statements on Form S-8 were updated by reference under Section 10(a)(3) upon the filing of the Company's Annual Reports on Form 20-F during the Company's 2012 fiscal year.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the value of the company's assets is relatively low. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also enherent Corp. (available March 17, 2011), Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statements during the Company's current fiscal year or the Company's five immediately preceding fiscal years.

On September 10, 2012, the Company filed with the Commission post-effective amendments to each of the Company's registration statements on Form S-8 identified above to deregister any Ordinary Shares that remains unsold thereunder. These post-effective amendments to the registration statements on Form S-8 became effective immediately upon filing. Accordingly, investors are no longer able to purchase securities pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See e.g., enherent Corp. (available March 17, 2011), Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See e.g., enherent Corp. (available March 17, 2011), Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available

March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The preparation of periodic and current reports required by the Commission imposes a financial burden on the Company and involves significant management efforts. Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Ordinary Shares.

In addition, the Ordinary Shares has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Ordinary Shares during the 12 months ended August 31, 2012 was approximately 8,356 shares. During the same period, there were 169 trading days on which there were no transactions in the Ordinary Shares. As stated above, the Company's number of record stockholders is less than the 300 persons specified by Rule 12h-3(b)(1)(ii).

As of August 31, 2012, the Company had outstanding options to purchase 2,888,812 Ordinary Shares, consisting of: (i) options to purchase 2,488,812 Ordinary Shares granted under the 1996 Plan, and (ii) options to purchase 400,000 shares granted under the 2000 Plan. All outstanding options currently have exercise prices that are higher than the recent closing price of the Ordinary Shares, which was $0.004 per share on August 31, 2012. The lowest exercise price for any outstanding option is $0.03.

Options are held by 13 current officers, employees, consultants, directors or consultants of the Company. Of the 13 current officers, employees, consultants or directors of the Company who hold options, all but 7 are executive officers or directors of the Company. There are no options held by any former employees, consultants, directors or consultants of the Company.

Currently, the Company is relying on one or more exemptions from registration with respect to the offer and potential sale of shares of Ordinary Shares upon conversion of the Preferred Shares and the Convertible Loan, as none of the Ordinary shares issuable upon conversion of Preferred Shares or the Convertible Loan is covered by a registration statement.

Notwithstanding the termination of the Company's registration statements on Form S-8, the holders of options that will not expire in the near future who are officers, employees, directors or consultants of the Company will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any options.

It is the Company's view that the benefit to those few persons holding options granted under the Plans is outweighed by the excessive cost to the Company of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring the Company to make filings under the Exchange Act. Conversely, the Company would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to the Company's effective registration statements on Form S-8. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See e.g., enherent Corp. (available March 17, 2011), Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); LC. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. As disclosed in its periodic reports, over the past five years the Company has suffered from a constant decrease in its revenues along with net and operating losses which negatively affected its shareholders deficit and cash balances. In 2011, the Company's total revenues amounted to $2.15 million compared to $2.42 million in 2010. The Company's operational loss was $95,000 in 2011 compared to $38,000 in 2010. Furthermore, the Company has instituted cost reduction measures in an effort to reduce the Company's losses mainly by personnel reduction, and as of August 31, 2012, RadView maintains only 13 employees. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to increase stockholder returns.

Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting. Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the Plans in compliance with Rule 701. See NewCity Communications, Inc. (available October 6, 1988).

The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the Plans to the above-described Option holders will be in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Each of the Plans satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701.

Securities issued under Rule 701 or Section 4(2) will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the

Securities Act. See e.g., Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

The Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Tix Corporation (available November 5, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2012 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the Ordinary Shares in the fiscal year in which the Company's registration statements became effective (i.e., the fiscal year ended December 2012). If the Staff grants the relief sought by this letter, the Company intends to file a single Form 15 requesting simultaneously (a) the termination of the registration of the Ordinary Shares under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at 212-841-0700 or email me at Bbrodrick@phillipsnizer.com with any questions or comments.

Very truly yours,

/s/ Brian Brodrick

Brian Brodrick

cc: RadView Software Ltd.